Gregory Thatcher · 3rd

Professor & Hans W Vahlteich Chair at University of Illinois at Chicago

Greater Chicago Area · Contact info

60 connections

University of Illinois at Chicago

University of Toronto

Experience

Professor & Hans W Vahlteich Chair
University of Illinois at Chicago
Jan 2003 – Present · 19 yrs

Professor
Queen's University
Jun 1988 – Dec 2002 · 14 yrs 7 mos

SERC Research Fellow
University of Oxford
Oct 1986 – May 1988 · 1 yr 8 mos

Education

University of Toronto
PhD, Bioorganic Chemistry
1981 – 1986

Victoria University of Manchester
BSc, Chemistry
1978 – 1981